UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 01-34219

Destination XL Group, Inc.

The Nasdaq Stock Market LLC

(Exact name of Issuer as Specified in Its charter, and name of Exchange were security is listed and/or registered)

555 Turnpike Street

Canton, Massachusetts 02021

(781) 828-9300

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices

Common Stock, $0.01 par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

As of the date hereof, the Issuer is not in compliance with the requirements for continued listing under Nasdaq Listing Rule 5550(b)(1) and Listing Rule 5450(a)(1).

Pursuant to the requirements of the Securities Exchange Act of 1934, Destination XL Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 21, 2020	By:	/s/ Robert S. Molloy	Chief Administrative Officer, General Counsel and Secretary
Date		Name	Title